CECO ENVIRONMENTAL CORP.

3120 FORRER STREET

CINCINNATI, OHIO 45209

March 30, 2006

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	CECO Environmental Corp.
Registration Statement on Form S-3
Registration No. 333-130294

Ladies/Gentlemen:

The undersigned, CECO Environmental Corp. (the “Company”), hereby requests that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated by making the same effective as of 9:30 a.m. E.S.T. on March 31, 2006 or as soon thereafter as may be practicable. Please be advised that there has not been any material change in the operating or financial condition of the Company since the date of the latest financial data in the Prospectus included in the captioned Registration Statement.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

March 30, 2006

Very Truly Yours,

CECO Environmental Corp.

By:	/s/ Phillip DeZwirek
Phillip DeZwirek, Chairman and Chief Executive Officer